AVRUPA MINERALS LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED

JUNE 30, 2017 AND 2016

(Unaudited)

AVRUPA MINERALS LTD.

Contents

Page

Notice of No Auditor Review of Interim Financial Statements

3

Condensed Consolidated Interim Statements of Financial Position

4

Condensed Consolidated Interim Statements of Comprehensive Loss

5

Condensed Consolidated Interim Statements of Changes in Equity

6

Condensed Consolidated Interim Statements of Cash Flows

7

Notes to the Condensed Consolidated Interim Financial Statements

8 – 24

410 – 325 Howe Street, Vancouver, BC V6C 1Z7 T: (604) 687-3520 F: 1 (888) 889-4874     2

NOTICE OF NO AUDITOR REVIEW OF

INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3 (3) (a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that an auditor has not reviewed the financial statements.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

AVRUPA MINERALS LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(Presented in Canadian Dollars)

	Note	June 30, 2017	December 31, 2016
		(Unaudited)	(Audited)
Assets
Current assets
Cash		$ 244,233	$ 518,196
Restricted cash	5	351,816	4,175
Investments - available for sale		-	84,862
Prepaid expenses and advances		115,378	61,792
Due from optionee	5	-	1
Due from related party	8	-	4,742
VAT receivables		49,119	43,176
Other receivables		20,477	19,438
		781,023	736,382
Non-current assets
Property deposits	6	174,792	218,202
Exploration and evaluation assets	5	1,479,204	1,479,204
Equipment	4	76,771	48,137
		1,730,767	1,745,543

Total assets		$ 2,511,790	$ 2,481,925

Liabilities
Current liabilities
Funds held for optionee	5	$ 351,816	$ 4,175
Accounts payable and accrued liabilities		234,658	55,863
Accounts payable owed by optionee		-	119,811
Due to related parties	8	93,630	72,107
Current portion of long-term loan	9	6,111	-
		686,215	251,956
Non-current liabilities
Long-term loan	9	26,867	-
		26,867	-
Equity
Share capital	7	8,387,512	7,994,373
Reserves	7	5,725,753	5,591,348
Deficit		(12,314,557)	(11,355,752)
		1,798,708	2,229,969

Total equity and liabilities		$ 2,511,790	$ 2,481,925

Event after the reporting period (Note 15)

These consolidated financial statements are authorized for issue by the Board of Directors on August 29, 2017. They are signed on the Company's behalf by:

/s/Paul W. Kuhn	/s/Mark T. Brown
Director	Director

See notes to the condensed consolidated interim financial statements

AVRUPA MINERALS LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS

FOR THE SIX MONTHS ENDED JUNE 30

(Unaudited, Presented in Canadian Dollars)

		Three months ended June 30		Six months ended June 30
	Note	2017	2016	2017	2016

Mineral exploration expenses
Mineral exploration expenses	5	$ 362,484	$ 372,417	$ 651,977	$ 655,681
Reimbursements from optionees	5	(184,994)	29,431	(191,724)	(342,957)
		(177,490)	(401,848)	(460,253)	(312,724)
General administrative expenses
Bank charges		1,201	908	1,741	8,792
Consulting		34,144	115,915	66,382	177,360
Depreciation		393	1,260	1,841	2,667
Investor relations		112,151	12,268	156,824	24,414
Listing and filing fees		-	5,443	7,480	10,943
Office and administrative fees (recovery)		(7,710)	4,495	12,341	9,617
Professional fees		46,210	43,607	97,988	79,835
Rent		2,250	2,285	4,500	2,786
Share-based payment		110,564	3,232	110,564	8,490
Transfer agent fees		3,852	3,426	4,932	4,206
Travel		12,284	9,064	34,013	16,359
		(315,376)	(201,903)	(498,643)	(345,469)
Other items
Foreign exchange gain/(loss)		986	(9,937)	(398)	(13,339)
Interest income		50	46	411	167
Other income		1	1,593	78	2,036
		1,037	(8,298)	91	(11,136)

Net loss for the period		(491,829)	(612,049)	(958,805)	(669,329)
Exchange difference arising on the translation of foreign subsidiaries		9,576	17,817	23,841	24,301
Comprehensive loss for the period		$ (482,253)	$ (594,232)	$ (934,964)	$ (645,028)
Basic and diluted loss per share	10	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.01)

See notes to the condensed consolidated interim financial statements

AVRUPA MINERALS LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

(Presented in Canadian Dollars)

	Share capital			Reserves
	Number of shares	Amount		Warrants	Finder’s options	Equity-settled employee benefits				Total equity
			Share subscription				Exchange	Subtotal	Deficit

Balance as at December 31, 2015 (Audited)	55,475,797	$ 6,172,356	$ -	$4,068,279	$268,093	$ 784,090	$ 21,310	$5,141,772	$ (9,483,631)	$ 1,830,497
Share issues:
Shares subscription	-	-	252,200	-	-	-	-	-	-	252,200
Share issue costs	-	-	(48,045)	-	-	-	-	-	-	(48,045)
Shares issued for options exercised	200,000	37,373	-	-	-	(17,373)	-	(17,373)	-	20,000
Shares issued for finder's options exercised	84,000	14,541	-	1,378	(7,519)			(6,141)	-	8,400
Share-based payment	-	-	-	-	-	8,490	-	8,490	-	8,490
Comprehensive loss	-	-	-	-	-	-	24,301	24,301	(669,329)	(645,028)

Balance as at June 30, 2016 (Unaudited)	55,759,797	6,224,270	204,155	4,069,657	260,574	775,207	45,611	5,151,049	(10,152,960)	1,426,514
Share issues:
Shares issued for private placement	13,547,000	758,632	(252,200)	596,068	-	-	-	596,068	-	1,102,500
Share issue costs	-	(124,387)	48,045	-	47,540	-	-	47,540	-	(28,802)
Shares issued for warrants exercised	4,573,000	1,068,737	-	(382,787)	-	-	-	(382,787)	-	685,950
Shares issued for finder's options exercised	369,000	67,121	-	-	(30,221)	-	-	(30,221)	-	36,900
Share-based payment	-	-	-	-	-	262,208	-	262,208	-	262,208
Comprehensive loss	-	-	-	-	-	-	(52,509)	(52,509)	(1,202,792)	(1,255,301)

Balance as at December 31, 2016 (Audited)	74,248,797	7,994,373	-	4,282,938	277,893	1,037,415	(6,898)	5,591,348	(11,355,752)	2,229,969
Share issues:
Shares subscription	-	-	205,000	-	-	-	-	-	-	205,000
Shares issued for private placement	2,500,000	225,000	-	-	-	-	-	-	-	225,000
Share issue costs	-	(11,975)	(24,886)	-	-	-	-	-	-	(36,861)
Share-based payment						110,564	-	110,564	-	110,564
Comprehensive loss	-	-	-	-	-	-	23,841	23,841	(958,805)	(934,964)

Balance as at June 30, 2017 (Unaudited)	76,748,797	$ 8,207,398	$ 180,114	$4,282,938	$277,893	$1,147,979	$ 16,943	$5,725,753	$(12,314,557)	$ 1,798,708

See notes to the condensed consolidated interim financial statements

AVRUPA MINERALS LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30

(Unaudited, Presented in Canadian Dollars)

		Six months ended
	Note	2017	2016

Cash flows from operating activities
Net loss for the period		$ (958,805)	$ (669,329)
Items not involving cash:
Depreciation		1,841	2,667
Mineral exploration expenses		11,238	7,147
Share-based payment		110,564	8,490
Changes in non-cash working capital items:
VAT receivables		(5,943)	43,570
Due from optionee		1	57,107
Property deposits		43,410	51,590
Prepaid expenses and advances		(53,586)	63,089
Other receivables		(1,039)	(14,721)
Accounts payable and accrued liabilities		143,795	(44,890)
Accounts payable owed by optionee		(119,811)	-
Due from/to related parties		26,265	333,333
Funds held for optionee		347,641	24,075
Exchange difference arising on the translation of foreign subsidiaries		21,975	27,157

Net cash (used in) operating activities		(432,454)	(110,715)

Cash flows from investing activities
Net proceeds from investments - available for sale		84,862	-
Purchase of equipment		(39,847)	-

Net cash provided by investing activities		45,015	-

Cash flows from financing activities
Proceeds from issuance of common shares		225,000	28,400
Proceeds from share subscription		205,000	252,200
Share issue costs		(1,861)	(7,545)
Long-term loan		32,978	-

Net cash provided by financing activities		461,117	273,055

Change in cash for the period		73,678	162,340
Cash, beginning of the period		522,371	161,926
Cash, end of the period		$ 596,049	$ 324,266

Cash comprised of:
Cash		$ 244,233	$ 300,191
Restricted Cash		351,816	24,075
		$ 596,049	$ 324,266
Supplementary information:
Interest received		$ 411	$ 167

Supplemental disclosure with respect to cash flows (Note 12)

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2017 AND 2016

(Unaudited, Presented in Canadian Dollars)

1.

NATURE OF OPERATIONS AND CONTINUANCE OF OPERATIONS

Avrupa Minerals Ltd. (the “Company”) was incorporated on January 23, 2008 under the Business Corporations Act of British Columbia and its registered office is Suite 2610 – 1066 West Hastings Street, Vancouver, BC, Canada, V6E 3X1. The Company changed its name on July 7, 2010 and began trading under the symbol “AVU” on the TSX Venture Exchange (the “Exchange”) on July 14, 2010. On September 20, 2012, the Company listed in Europe on the Frankfurt Stock Exchange under the trading symbol “8AM”. The Company is primarily engaged in the acquisition and exploration of mineral properties in Europe.

These consolidated financial statements have been prepared on the basis that the Company will continue as a going concern, which assumes that the Company will be able to meet its commitments, continue operations and realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. There are material uncertainties that cast significant doubt about the appropriateness of the going concern assumption.

If the Company is to advance or develop its mineral properties further, it will be necessary to obtain additional financing and while it has been successful in the past, there can be no assurance that it will be able to do so in the future. Failure to raise sufficient funds would result in the Company’s inability to make future required property payments, which would result in the loss of those property options.

These financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and statement of financial position classifications that would be necessary were the going concern assumption inappropriate, and these adjustments could be material.

2.

BASIS OF PREPARATION

a)

Statement of compliance

These condensed consolidated interim financial statements, including comparatives, have been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting” (“IAS 34”) using accounting policies consistent with IFRS issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

b)

Basis of preparation

These condensed consolidated interim financial statements have been prepared on a historical cost basis except for marketable securities classified as available-for-sale, which are stated at fair value through other comprehensive income (loss). In addition, these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

The preparation of these condensed consolidated interim financial statements in conformity with IAS 34 requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses.  Actual results may differ from these estimates.  These condensed consolidated interim financial statements do not include all of the information required for full annual financial statements.

These condensed consolidated interim financial statements, including comparatives, have been prepared on the basis of IFRS standards that are published at the time of preparation.

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2017 AND 2016

(Unaudited, Presented in Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES

These unaudited condensed consolidated interim financial statements have been prepared in accordance with IFRS as issued by the IASB on a basis consistent with those followed in the Company’s most recent annual financial statements for the year ended December 31, 2016.

These unaudited condensed consolidated interim financial statements do not include all note disclosures required by IFRS for annual financial statements, and therefore should be read in conjunction with the annual financial statements for the year ended December 31, 2016. In the opinion of management, all adjustments considered necessary for fair presentation of the Company’s financial position, results of operations and cash flows have been included. Operating results for the six month period ended June 30, 2017 are not necessarily indicative of the results that may be expected for the current fiscal year ending December 31, 2017.

New accounting standards and interpretations

Certain new accounting standards and interpretations have been published that are not mandatory for the June 30, 2017 reporting period.  The Company has not early adopted the following new and revised standards, amendments and interpretations that have been issued but are not yet effective:

•

IFRS 9 (Amended 2010) Financial Instruments (effective January 1, 2018)

The Company anticipates that the application of the above new and revised standards, amendments and interpretations will have no material impact on its results and financial position.

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2017 AND 2016

(Unaudited, Presented in Canadian Dollars)

4.

EQUIPMENT

	Furniture and other equipment	Vehicles	Other assets	Total
Cost
As at January 1, 2016	$ 127,549	$ 183,038	$ 22,431	$ 333,018
Additions during the year	-	-	-	-
Exchange adjustment	(7,299)	(10,474)	(1,284)	(19,057)
As at December 31, 2016	120,250	172,564	21,147	313,961
Additions during the period	-	39,847	-	39,847
Disposal during the period	-	(64,659)	-	(64,659)
Exchange adjustment	5,466	7,843	961	14,270
As at June 30, 2017	$ 125,716	$ 155,595	$ 22,108	$ 303,419

Accumulated depreciation
As at January 1, 2016	$ 82,324	$ 162,870	$ 16,864	$ 262,058
Depreciation for the year	12,860	4,575	1,981	19,416
Exchange adjustment	(5,144)	(9,474)	(1,032)	(15,650)
As at December 31, 2016	90,040	157,971	17,813	265,824
Depreciation for the period	6,524	5,989	566	13,079
Depreciation for the period related to disposals	-	(64,659)	-	(64,659)
Exchange adjustment	4,253	7,327	824	12,404
As at June 30, 2017	$ 100,817	$ 106,628	$ 19,203	$ 226,648

Net book value
As at January 1, 2016	$ 45,225	$ 20,168	$ 5,567	$ 70,960
As at December 31, 2016	$ 30,210	$ 14,593	$ 3,334	$ 48,137
As at June 30, 2017	$ 24,899	$ 48,967	$ 2,905	$ 76,771

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2017 AND 2016

(Unaudited, Presented in Canadian Dollars)

5. EXPLORATION AND EVALUATION ASSETS AND MINERAL EXPLORATION EXPENSES

	Portugal				Kosovo		Germany	Others	Total
	Alvalade	Covas	Alvito	Others	Slivovo	Others
Exploration and evaluation assets
Acquisition costs
As of January 1, 2017	$ 167,920	$ 71,289	$ -	$ 1,096,840	$ 143,155	$ -	$ -	$ -	$ 1,479,204
Additions during the period	-	-	-	-	-	-	-	-	-
As of June 30, 2017	$ 167,920	$ 71,289	$ -	$ 1,096,840	$ 143,155	$ -	$ -	$ -	$ 1,479,204

Mineral exploration expenses for the period ended June 30, 2017
Assaying	$ -	$ -	$ -	$ -	$ -	$ 31,952	$ -	$ -	$ 31,952
Concession fees and taxes	43,473	-	46	1,495	-	937	-	-	45,951
Depreciation	-	-	-	11,238	-	-	-	-	11,238
Geological salaries and consulting	21,707	11,179	159,506	130,549	-	35,777	-	-	358,718
Geology work	-	-	-	-	-	-	29,621	31,267	60,888
Insurance	-	-	-	573	-	-	-	-	573
Legal and accounting	-	-	-	36	-	118	-	-	154
Office and administrative fees	2,612	537	1,160	12,884	-	2,424	-	12,412	32,029
Rent	19,179	4,337	8,651	35,775	-	9,084	-	4,019	81,045
Site costs	799	32	3,747	5,780	-	1,662	-	1,392	13,412
Travel	116	102	4,662	3,477	-	2,164	-	5,496	16,017
Reimbursements from optionee	-	(13,952)	(177,772)	-	-	-	-	-	(191,724)
	$ 87,886	$ 2,235	$ -	$ 201,807	$ -	$ 84,118	$ 29,621	$ 54,586	$ 460,253
Cumulative mineral exploration expenses since acquisition
Assaying	$ -	$ -	$ -	$ -	$ 297,975	$ 63,778	$ 10,846	$ -	$ 372,599
Concession fees and taxes	264,449	197,339	83,525	337,154	9,998	199,638	4	-	1,092,107
Depreciation	-	-	5,515	65,311	-	-	-	-	70,826
Drilling	-	-	-	-	1,180,217	-	-	-	1,180,217
Geological salaries and consulting	6,127,968	2,002,379	738,649	2,328,357	119,801	570,192	12,359	-	11,899,705
Geology work	-	-	-	32,377	891,582	402,515	223,619	113,917	1,664,010
Insurance	18,260	10,550	3,507	25,898	14,604	14,790	-	-	87,609
Legal and accounting	296	130	142	579	58,158	118	-	-	59,423
Office and administrative fees	196,452	24,688	26,683	172,059	80,149	18,934	5,255	54,573	578,793
Rent	380,841	44,615	64,942	266,541	28,694	57,417	-	18,677	861,727
Report	-	-	-	-	24,232	-	-	-	24,232
Site costs	159,452	57,135	28,454	94,503	185,074	191,637	-	8,865	725,120
Travel	223,769	56,390	36,154	105,381	60,107	16,561	-	14,703	513,065
Trenching and road work	-	-	-	-	34,339	-	-	-	34,339
Reimbursements from optionee	(7,364,530)	(2,324,669)	(592,539)	(233,125)	(2,834,986)	(45,158)	-	-	(13,395,007)
	$ 6,957	$ 68,557	$395,032	$ 3,195,035	$ 149,944	$ 1,490,422	$252,083	$ 210,735	$ 5,768,765

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2017 AND 2016

(Unaudited, Presented in Canadian Dollars)

5. EXPLORATION AND EVALUATION ASSETS AND MINERAL EXPLORATION EXPENSES (Continued)

	Portugal				Kosovo		Germany	Others	Total
	Alvalade	Covas	Alvito	Others	Slivovo	Others
Exploration and evaluation assets
Acquisition costs
As of January 1, 2016	$ 167,920	$ 71,289	$ -	$ 1,096,840	$ 143,155	$ -	$ -	$ -	$ 1,479,204
Additions during the year	-	-	-	-	-	-	-	-	-
As of December 31, 2016	$ 167,920	$ 71,289	$ -	$ 1,096,840	$ 143,155	$ -	$ -	$ -	$ 1,479,204

Mineral exploration expenses for the year ended December 31, 2016
Assaying	$ -	$ -	$ -	$ -	$ (2,630)	$ 33	$ -	$ -	$ (2,597)
Concession fees and taxes	88,378	12,097	22,191	71,981	-	4,281	-	-	198,928
Depreciation	-	-	-	14,240	-	-	-	-	14,240
Drilling	-	-	-	-	(79,180)	-	-	-	(79,180)
Geological salaries and consulting	335,477	42,017	96,996	214,691	681	25,036	-	-	714,898
Geology work	-	-	-	-	(5,889)	-	-	38,580	32,691
Insurance	93	93	99	3,821	-	-	-	-	4,106
Legal and accounting	-	130	-	154	-	-	-	-	284
Office and administrative fees	6,251	1,608	1,421	24,830	6,699	(2,572)	-	20,809	59,046
Rent	30,164	8,798	7,888	38,075	725	3,341	-	5,418	94,409
Report	-	-	-	-	24,232	-	-	-	24,232
Site costs	53,462	425	2,103	13,606	-	-	-	2,166	71,762
Travel	1,211	2,014	1,313	15,190	628	2,599	-	2,104	25,059
Trenching and road work	-	-	-	-	-	-	-	-	-
Reimbursements from optionee	(515,036)	(67,182)	-	-	45,501	(45,158)	-	-	(581,875)
	$ -	$ -	$132,011	$ 396,588	$ (9,233)	$ (12,440)	$ -	$ 69,077	$ 576,003
Cumulative mineral exploration expenses since acquisition
Assaying	$ -	$ -	$ -	$ -	$ 297,975	$ 31,826	$ 10,846	$ -	$ 340,647
Concession fees and taxes	220,976	197,339	83,479	335,659	9,998	198,701	4	-	1,046,156
Depreciation	-	-	5,515	54,073	-	-	-	-	59,588
Drilling	-	-	-	-	1,180,217	-	-	-	1,180,217
Geological salaries and consulting	6,106,261	1,991,200	579,143	2,197,808	119,801	534,415	12,359	-	11,540,987
Geology work	-	-	-	32,377	891,582	402,515	193,998	82,650	1,603,122
Insurance	18,260	10,550	3,507	25,325	14,604	14,790	-	-	87,036
Legal and accounting	296	130	142	543	58,158	-	-	-	59,269
Office and administrative fees	193,840	24,151	25,523	159,175	80,149	16,510	5,255	42,161	546,764
Rent	361,662	40,278	56,291	230,766	28,694	48,333	-	14,658	780,682
Report	-	-	-	-	24,232	-	-	-	24,232
Site costs	158,653	57,103	24,707	88,723	185,074	189,975	-	7,473	711,708
Travel	223,653	56,288	31,492	101,904	60,107	14,397	-	9,207	497,048
Trenching and road work	-	-	-	-	34,339	-	-	-	34,339
Reimbursements from optionee	(7,364,530)	(2,310,717)	(414,767)	(233,125)	(2,834,986)	(45,158)	-	-	(13,203,283)
	$ (80,929)	$ 66,322	$395,032	$2,993,228	$ 149,944	$1,406,304	222,462	$ 156,149	$ 5,308,512

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2017 AND 2016

(Unaudited, Presented in Canadian Dollars)

5.

EXPLORATION AND EVALUATION ASSETS AND MINERAL EXPLORATION EXPENSES (Continued)

Portugal

The Company, through its 100% holding in MAEPA Empreendimentos Mineiros e Participacoes Lda (“MAEPA”), holds six exploration licenses in Portugal, spread from the north to the south in the country. The licenses have been issued to MAEPA by the government of Portugal, and relate to the following named properties:

*

Alvalade

*

Covas

*

Alvito

*

Marateca

*

Santa Margarida do Sado

*

Mertola

Licenses have varying required work commitments and carry a 3% Net Smelter Return (“NSR”) payable to the government of Portugal.

Alvalade:

Colt Resources Inc. (“Colt”) purchased Antofagasta Minerals S.A. (“Antofagasta”)’s 60% joint venture (“JV”) interest with Avrupa in the Alvalade property in August 2015 and was entitled to further earn-in of the property subject to certain payments to Antofagasta. Colt did not meet the payment requirements with Antofagasta and also failed to meet expenditure requirements under the JV arrangement with the Company. As of December 31, 2016, the Company wrote down the amount owing from Colt to $1 and as of June 30, 2017, the Company wrote off $1.

In June 2017, the Company recovered 100% ownership of the Alvalade project.

Covas:

Blackheath Resources Inc. (“Blackheath”) has earned a 75% interest in the Covas property by spending a cumulative €1,320,000 and per the May 7, 2014 amended Joint Venture agreement, Blackheath can earn further interests, as noted below:

•

To earn a further 5% of the JV (for an aggregate total of 80%), Blackheath must fund €498,000 on exploration by March 20, 2016. [Not completed and is currently being negotiated.]

•

To earn a further 5% of the JV (for an aggregate total of 85%), Blackheath must fund €833,000 on exploration by March 20, 2017. [Subsequently not completed and is currently being negotiated.]

Since inception of the agreement and to June 30, 2017, Blackheath had forwarded a total of $2,327,892 (€1,686,220) for the Covas property. The Company held $3,223 (€2,176) on behalf of Blackheath to be spent on the Covas property, which is recorded as restricted cash.

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2017 AND 2016

(Unaudited, Presented in Canadian Dollars)

5.

EXPLORATION AND EVALUATION ASSETS AND MINERAL EXPLORATION EXPENSES (Continued)

Alvito:

Callinan Royalties Corporation (“Callinan”) (now Altius Minerals Corporation) has a 1.5% NSR royalty on the Alvito property.

On April 10, 2017, the Company announced that it signed an earn-in option agreement with Australia-based OZ Exploration Pty. Ltd. (“OZE”), a wholly-owned subsidiary of OZ Minerals Limited (“OZM”), to explore on the Alvito iron oxide, copper-gold (“IOCG”) project located in southern Portugal.  The agreement allows for OZE to earn up to a total 75% interest in the project by spending AUS $4,000,000 over approximately 2½ years. Avrupa and OZM signed the Option Agreement on April 5, 2017 under the following terms:

•

For OZE to earn a 51% interest in year 1:  Fund AUS$1,000,000 in exploration expenditures;

•

For OZE to earn a further 24% interest (total of 75% interest) by September 30, 2019:  Fund a further AUS$3,000,000 in exploration expenditures;

•

The Company will be the operator during the first earn-in stage with active technical support and oversight from OZE’s experienced IOCG team.

Since inception of the agreement and to June 30, 2017, OZE had forwarded a total of $526,365 (€350,000) for the Alvito property. The Company held $348,593 (€235,329) on behalf of OZE to be spent on the Alvito property, which is recorded as restricted cash.

Kosovo

The Company, through its 100% holding in Innomatik, holds two exploration licenses in Kosovo:

*

Slivovo

*

Metovit

The Slivovo license was issued during 2012 and the Metovit license was issued in 2015.  Both licenses carry certain work commitments and a 5% NSR payable to the government of Kosovo.

Slivovo:

Byrnecut International Limited (“Byrnecut”) has earned an 85% interest in the Slivovo property after completing a Preliminary Feasibility Study (“PFS”) by April 10, 2017. Byrnecut and the Company had set up a joint venture entity known as Peshter Mining J.S.C. (“Peshter Mining”) to reflect the 85:15 ownership and transferred the license into Peshter Mining with Byrnecut now being the operator. If a party’s interest in Peshter Mining has been diluted to 10% or less, the diluted party’s interest in Peshter Mining will be converted into a 2% Net Smelter Return.

As of June 30, 2017, Byrnecut had forwarded a total of $2,834,986 (€2,000,000) for the Slivovo property to the Company and spent over €2,740,000 as of June 30, 2017 in Peshter Mining.

Germany

The Company has earned an 85% interest in the Oelsnitz property under its agreement with Beak Consultants GmbH (“Beak”) by spending €140,000.  There is no royalty attached to the property. The Company is working with Beak to set up a joint-venture entity. As of June 30, 2017, the Company had spent $252,083 (€192,576) on the Oelsnitz property.

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2017 AND 2016

(Unaudited, Presented in Canadian Dollars)

5.

EXPLORATION AND EVALUATION ASSETS AND MINERAL EXPLORATION EXPENSES (Continued)

	June 30, 2017	December 31, 2016

Restricted cash & Funds held for optionee
Covas - Blackheath	$ 3,223	$ 4,175
Alvito - OZE	348,593	-
	$ 351,816	$ 4,175

Due from optionee
Alvalade - Colt	$ -	$ 1
	$ -	$ 1

6.

PROPERTY DEPOSITS

As of June 30, 2017, the Company had a total of $174,792 (€118,000) (December 31, 2016: $218,202 (€154,000)) of cash pledged for its exploration licenses in Portugal.  The advances to the Portuguese regulatory authorities are refundable to the Company, subject to completion of the work obligations described in the exploration license applications.

7.

CAPITAL AND RESERVES

(a)

Authorized:

At June 30, 2017, the authorized share capital was comprised of an unlimited number of common shares.  The common shares do not have a par value.  All issued shares are fully paid.

(b)

Share issuances:

i.

During the year ended December 31, 2016, the Company issued common shares pursuant to the exercise of 4,573,000 warrants for cash proceeds of $685,950, the exercise of 200,000 stock options for cash proceeds of $20,000 and the exercise of 453,000 finder’s options for cash proceeds of $45,300.

ii.

On July 4, 2016, the Company completed a non-brokered private placement by issuing 13,547,000 units (“Unit”) at a price of $0.10 per Unit for gross proceeds of $1,354,700. Each Unit consists of one common share and one non-transferable warrant. Each warrant entitles the holder to purchase one additional common share for a 3 year period at a price of $0.15.  The warrants were ascribed a value of $596,068.

In connection with the financing, the Company paid $16,125 as a cash finder’s fee and issued 411,250 finder’s options, each of which is exercisable into one Unit at a price of $0.10 for a period of 36 months. Each Unit consists of one common share and one non-transferable warrant exercisable for a 3 year period at a price of $0.15.  The finder’s options were ascribed a value of $47,540.  In addition, $60,722 was included in share issue costs.

iii.

On April 20, 2017, the Company completed a non-brokered private placement by issuing 2,500,000 common shares at a price of $0.09 per share for gross proceeds of $225,000. In connection with the financing, a total of $11,975 share issue costs was paid.

iv.

In June 2017, the Company received $205,000 for a non-brokered private placement to be closed in July 2017 (Note 15) and incurred $24,886 share issue costs.

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2017 AND 2016

(Unaudited, Presented in Canadian Dollars)

7.

CAPITAL AND RESERVES (Continued)

 (c)

Share Purchase Option Compensation Plan:

The Company has established a stock option plan whereby the Company may grant options to directors, officers, employees and consultants of up to 10% of the common shares outstanding at the time of grant. The exercise price, term and vesting period of each option are determined by the board of directors within regulatory guidelines.

Stock option transactions and the number of stock options for the six months ended June 30, 2017 are summarized as follows:

	Exercise	December 31,			Expired/	June 30,
Expiry date	price	2016	Granted	Exercised	cancelled	2017
January 27, 2017	$0.30	100,000	-	-	(100,000)	-
April 10, 2017	$0.30	720,000	-	-	(720,000)	-
July 15, 2017 *	$0.10	300,000	-	-	-	300,000
October 16, 2018	$0.10	1,145,000	-	-	-	1,145,000
March 3, 2019	$0.165	200,000	-	-	-	200,000
July 15, 2020	$0.10	2,015,000	-	-	-	2,015,000
September 26, 2021	$0.18	1,575,000	-	-	-	1,575,000
Tuesday, April 26, 2022	$0.10	-	1,310,000	-	-	1,310,000
Options outstanding		6,055,000	1,310,000	-	(820,000)	6,545,000
Options exercisable		6,055,000	1,310,000	-	(820,000)	6,545,000
Weighted average exercise price		$0.15	$0.10	$Nil	$0.30	$0.12

*Subsequently expired unexercised.

As of June 30, 2017, the weighted average contractual remaining life is 3.20 years (December 31, 2016 – 2.88 years).

Stock options transactions and the number of stock options for the year ended December 31, 2016 are summarized as follows:

	Exercise	December 31,			Expired/	December 31,
Expiry date	price	2015	Granted	Exercised	cancelled	2016
January 27, 2017	$0.30	100,000	-	-	-	100,000
April 10, 2017	$0.30	720,000	-	-	-	720,000
July 15, 2017	$0.10	300,000	-	-	-	300,000
October 16, 2018	$0.10	1,345,000	-	(200,000)		1,145,000
March 3, 2019	$0.165	200,000	-	-	-	200,000
July 15, 2020	$0.10	2,015,000	-	-	-	2,015,000
September 26, 2021	$0.18	-	1,575,000			1,575,000
Options outstanding		4,680,000	1,575,000	(200,000)	-	6,055,000
Options exercisable		4,455,000	1,575,000	(200,000)	-	6,055,000
Weighted average exercise price		$0.14	$0.18	$0.10	$Nil	$0.15

The weighted average assumptions used to estimate the fair value of options for the six months ended June 30, 2017 and 2016 were:

	2017	2016
Risk-free interest rate	1.21%	0.61%
Expected life	5 years	1.37 years
Expected volatility	141.88%	126.57%
Expected dividend yield	Nil	Nil

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2017 AND 2016

(Unaudited, Presented in Canadian Dollars)

7.

CAPITAL AND RESERVES (Continued)

(c)

Share Purchase Option Compensation Plan: (Continued)

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable measure of the fair value of the Company’s share purchase options.

(d)

Finder’s Options:

The continuity of finder’s options for the six months ended June 30, 2017 is as follows:

	Exercise	December 31,				June 30,
Expiry date	price	2016	Issued	Exercised	Expired	2017
August 22, 2017(1)	$0.25	152,600	-	-	-	152,600
July 14, 2018	$0.10	99,000	-	-	-	99,000
July 4, 2019(2)	$0.10	411,250	-	-	-	411,250
Outstanding		662,850	-	-	-	662,850
Weighted average exercise price		$0.13	$Nil	$Nil	$Nil	$0.13

(1)

The finder’s options are exercisable into units, with each unit consisting of one common share and one warrant exercisable until August 22, 2017 at $0.40. Subsequently, these finder’s options expired unexercised.

(2)

The finder’s options are exercisable into units, with each unit consisting of one common share and one warrant exercisable until July 4, 2019 at $0.15.

As of June 30, 2017, the weighted average contractual remaining life is 1.44 years (December 31, 2016 – 1.93 years).

The continuity of finder’s options for the year ended December 31, 2016 is as follows:

	Exercise	December 31,				December 31,
Expiry date	price	2015	Issued	Exercised	Expired	2016
September 24, 2016	$0.10	148,800	-	(84,000)	(64,800)	-
August 22, 2017(1)	$0.25	152,600	-	-	-	152,600
July 14, 2018	$0.10	468,000	-	(369,000)	-	99,000
July 4, 2019(2)	$0.10	-	411,250	-	-	411,250
Outstanding		769,400	411,250	(453,000)	(64,800)	662,850
Weighted average exercise price		$0.13	$0.10	$0.10	$0.10	$0.13

The weighted average assumptions used to estimate the fair value of finder’s options for the six months ended June 30, 2017 and 2016 were:

	2017	2016
Risk-free interest rate	Nil	Nil
Expected life	Nil	Nil
Expected volatility	Nil	Nil
Expected dividend yield	Nil	Nil

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2017 AND 2016

(Unaudited, Presented in Canadian Dollars)

7.

CAPITAL AND RESERVES (Continued)

(e)

Warrants:

The continuity of warrants for the six months ended June 30, 2017 is as follows:

	Exercise	December 31,				June 30,
Expiry date	price	2016	Issued	Exercised	Expired	2017
March 28, 2017	$0.40	4,000,000	-	-	(4,000,000)	-
August 22, 2017 *	$0.40	4,400,000	-	-	-	4,400,000
October 4, 2017	$0.25	7,990,000	-	-	-	7,990,000
July 14, 2018	$0.15	10,920,000	-	-	-	10,920,000
July 4, 2019	$0.15	13,547,000	-	-	-	13,547,000
Outstanding		40,857,000	-	-	(4,000,000)	36,857,000
Weighted average exercise price		$0.22	$Nil	$Nil	$0.40	$0.20

*Subsequently expired unexercised.

As of June 30, 2017, the weighted average contractual life is 1.12 years (December 31, 2016 – 1.48 years).

The continuity of warrants for the year ended December 31, 2016 is as follows:

	Exercise	December 31,					December 31,
Expiry date	price	2015	Issued		Exercised	Expired	2016
September 24, 2016	$0.15	5,720,000	84,000	(1)	(4,354,000)	(1,450,000)	-
October 15, 2016	$0.15	2,833,334	-		(219,000)	(2,614,334)	-
March 28, 2017	$0.40	4,000,000	-		-	-	4,000,000
August 22, 2017	$0.40	4,400,000	-		-	-	4,400,000
October 4, 2017	$0.25	7,990,000	-		-	-	7,990,000
July 14, 2018	$0.15	10,920,000	-		-	-	10,920,000
July 4, 2019	$0.15	-	13,547,000				13,547,000
Outstanding		35,863,334	13,631,000		(4,573,000)	(4,064,334)	40,857,000
Weighted average exercise price		$0.23	$0.15		$0.15	$0.15	$0.22

(1)

The warrants were issued as a result of 84,000 finder’s options being exercised.

The weighted average assumptions used to estimate the fair value of warrants for the six months ended June 30, 2017 and 2016 were:

	2017	2016
Risk-free interest rate	Nil	0.55%
Expected life	Nil	0.32 year
Expected volatility	Nil	123.32%
Expected dividend yield	Nil	Nil

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2017 AND 2016

(Unaudited, Presented in Canadian Dollars)

8.

RELATED PARTY TRANSACTIONS AND BALANCES

The aggregate value of transactions and outstanding balances relating to key management personnel and entities over which they have control or significant influence were as follows:

For the six months ended June 30, 2017

	Short-term employee benefits	Post-employment benefits	Other long-term benefits	Termination benefits	Other expenses	Share-based payments	Total
Paul W. Kuhn Chief Executive Officer, Director	$120,067	$Nil	$Nil	$Nil	$26,282	$16,880	$163,229
Winnie Wong, Chief Financial Officer	$Nil	$Nil	$Nil	$Nil	$Nil	$12,660	$12,660

For the six months ended June 30, 2016

	Short-term employee benefits	Post-employment benefits	Other long-term benefits	Termination benefits	Other expenses	Share-based payments	Total
Paul W. Kuhn Chief Executive Officer, Director	$123,025	$Nil	$Nil	$Nil	$41,591	$Nil	$164,616
Winnie Wong, Chief Financial Officer	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2017 AND 2016

(Unaudited, Presented in Canadian Dollars)

8.

RELATED PARTY TRANSACTIONS AND BALANCES (Continued)

Related party liabilities

Six months ended
	Services	June 30, 2017	June 30, 2016	As at	As at
				June 30, 2017	December 31, 2016
Amounts due to:
Pacific Opportunity Capital Ltd. (a)	Rent, management and accounting services	$ 128,890	$ 110,725	$ 39,743	$ 16,406
Paul W. Kuhn	Consulting and housing allowance and share-based payment	$ 163,229	$ 164,616	$ 5,692	$ 6,446
Paul L. Nelles (b)	Salaries and share-based payment	$ 13,645	$ 9,683	$ Nil	$ Nil
Mineralia (c)	Consulting	$ 84,026	$ 130,999	$ 32,614	$ 16,469
B&B Renting and Consulting Lda. (d)	Rent	$ 5,855	$ 49,438	$ 15,581	$ 32,786
TOTAL:		$ 395,645	$ 465,461	$ 93,630	$ 72,107
Amounts due from:
Peshter Mining J.S.C (e)	Office, equipement, vehicles, insurance and consulting	$ Nil	$ Nil	$ Nil	$ 4,742

(a)

Pacific Opportunity Capital Ltd., a company controlled by a director of the Company.

(b)

Paul L. Nelles is a director of Innomatik.

(c)

Mineralia, a private company partially owned by Adriano Barros, the general manager of MAEPA.

(d)

B&B Renting and Consulting Lda., a private company partially owned by Adriano Barros, the general manager of MAEPA.

(e)

Peshter Mining J.S.C is a joint venture entity owned 85% by Byrnecut and 15% by Innomatik.

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2017 AND 2016

(Unaudited, Presented in Canadian Dollars)

9.

LONG-TERM LOAN

In March 2017, the Company entered into a long-term loan to purchase a used vehicle.  The long-term loan is repayable in monthly payments totaling $38,231 (€25,809) as of June 30, 2017, including interest calculated at 5.635%, and maturing on April 5, 2022.

	June 30, 2017		December 31, 2016

Long-term loan	$ 32,978	€ 22,263	$ -	€ -
Less: current portion of long-term loan	6,111	4,125	-	-
	$ 26,867	€ 18,138	$ -	€ -

Payment schedule of long-term loan
Year 1	$ 7,944	€ 5,363	$ -	€ -
Year 2	7,944	5,363	-	-
Year 3	7,944	5,363	-	-
Year 4	7,944	5,363	-	-
Year 5	6,455	4,357	-	-
	$ 38,231	€ 25,809	$ -	€ -
Less: imputed interest	4,995	3,372	-	-
Other fees	258	174	-	-
	$ 32,978	€ 22,263	$ -	€ -

10.

LOSS PER SHARE

Basic and diluted loss per share

The calculation of basic and diluted loss per share for the six months ended June 30, 2017 was based on the loss attributable to common shareholders of $958,805 (2016 – $669,329) and a weighted average number of common shares outstanding of 75,229,460 (2016 – 55,515,380).

Diluted loss per share did not include the effect of 6,545,000 share purchase options, 662,850 finder’s options and 36,857,000 warrants outstanding for the six months ended June 30, 2017 (2016 – 4,480,000 share purchase options, 685,400 finder’s options and 35,947,334 warrants) as they are anti-dilutive.

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2017 AND 2016

(Unaudited, Presented in Canadian Dollars)

11.

FINANCIAL INSTRUMENTS

The fair values of the Company’s cash, restricted cash, investments - available for sale, VAT receivables, due from optionees, property deposits, funds held for optionees, accounts payables and accrued liabilities, accounts payable owed by optionee, due to related parties and loans and other borrowings approximate their carrying values because of the short-term nature of these instruments.

The Company’s financial instruments are exposed to certain financial risks, including credit risk, liquidity risk, interest risk, commodity price risk and currency risk.

(a)

Credit risk

The Company’s cash is held in financial institutions in Canada, Portugal, Kosovo and Barbados.  Amounts are receivable from optionees and certain governments for VAT.

(b)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure.

As at June 30, 2017, the Company had cash of $244,233 (December 31, 2016 - $518,196), VAT receivables of $49,119 (December 31, 2016 - $43,176), investments of $Nil (December 31, 2016 - $84,862), other receivables of $20,477 (December 31, 2016 - $19,438) and due from optionees of $Nil (December 31, 2016 - $1) to settle current liabilities, net of funds held for optionees, of $334,399 (December 31, 2016 - $247,781).

Accounts payable and accrued liabilities are due within the current operating period.

(c)

Interest rate risk

Interest rate risk is not material as the Company does not have any significant financial assets subject to fluctuation in interest rates.

(d)

Equity market price risk

The Company is exposed to price risk with respect to equity market prices. Price risk as it relates to the Company is defined as the potential adverse impact on the Company’s ability to finance due to movements in individual equity prices or general movements in the level of the stock market. The Company closely monitors individual equity movements and the stock market to determine the appropriate course of action to be taken by the Company.

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2017 AND 2016

(Unaudited, Presented in Canadian Dollars)

11.

FINANCIAL INSTRUMENTS (Continued)

(e)

Currency risk

The Company’s property interests in Portugal and Kosovo make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position, results of operations and cash flows. The Company is affected by changes in exchange rates between the Canadian Dollar and foreign functional currencies. The Company does not invest in foreign currency contracts to mitigate the risks. The Company has net monetary liabilities of $44,000 dominated in US dollars and Euros. A 1% change in the absolute rate of exchange in US dollars and Euros would affect its net loss by $5,900.

IFRS 7 establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets measured at fair value by level within the fair value hierarchy as at June 30, 2017 and December 31, 2016.

As at June 30, 2017	Level 1	Level 2	Level 3	Total
Assets:
Cash	$244,233	$-	$-	$244,233
Restricted cash	351,816	-	-	351,816
Investments – available for sale	-	-	-	-
	$596,049	$-	$-	$596,049

As at December 31, 2016	Level 1	Level 2	Level 3	Total
Assets:
Cash	$518,196	$-	$-	$518,196
Restricted cash	4,175	-	-	4,175
Investments – available for sale	84,862	-	-	84,862
	$607,233	$-	$-	$607,233

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2017 AND 2016

(Unaudited, Presented in Canadian Dollars)

12.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

The non-cash transactions during the six months ended June 30, 2017 and 2016 were as follows:

•

$11,238 (2016 - $7,147) in mineral exploration expenses was related to depreciation;

•

$35,000 (2016 - $40,500) in accounts payable and accrued liabilities was related to share issue costs.

13.

MANAGEMENT OF CAPITAL RISK

The Company manages its cash, common shares, warrants, finder’s options and share purchase options as capital (see Note 7).  The Company’s objectives when managing capital are to safeguard its ability to continue as a going concern and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  To maintain or adjust the capital structure, the Company may attempt to issue new shares, acquire or dispose of assets or adjust the amount of cash and cash equivalents held.

In order to maximize ongoing operating efforts, the Company does not pay out dividends.  The Company’s investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments with maturities of 90 days or less from the original date of acquisition, selected with regards to the expected timing of expenditures from continuing operations.

The Company expects its current capital resources will be sufficient to carry out its exploration and operations in the near term.

14.

SEGMENTED FINANCIAL INFORMATION

The Company operates in one industry segment, being the acquisition and exploration of mineral properties. Geographic information is as follows:

	June 30, 2017	December 31, 2016
Non-current assets
Portugal	$ 1,572,779	$ 1,586,395
Kosovo	157,988	159,148
	$ 1,730,767	$ 1,745,543

	Six months ended
	June 30, 2017	June 30, 2016
Mineral exploration expenses
Portugal	$ 483,652	$ 691,360
Kosovo	84,118	(56,720)
Others	54,586	21,041
	$ 651,977	$ 655,681

15.

EVENTS AFTER THE REPORTING PERIOD

On July 12, 2017, the Company completed a non-brokered private placement of $1,017,000 by issuing 10,170,000 units at a price of $0.10. Each unit consists of one common share and one non-transferrable warrant. Each warrant entitles the holder to purchase one additional common share for a 3 year period at a price of $0.15.